Writer’s E-Mail: djedelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

September 8, 2011

VIA EDGAR
Jim O’Connor, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rochdale Core Alternative Strategies Fund TEI LLC
File Nos.: 333-138072; 811-21964 (“TEI Fund” or the “Registrant”)

Dear Mr. O’Connor:

In connection with TEI Fund’s Post-Effective Amendment No. 10 to the Registration Statement on Form N-2, under the Securities Act of 1933, as amended, and Amendment No. 12 to the Registration Statement, under the Investment Company Act of 1940, as amended, for TEI Fund, we have received the following oral comments from Mr. Vince Distefano, and respond to each of the comments as set forth below.

1)	Please clarify what is meant by “as soon as practicable” under the “Use of Proceeds” section, and indicate how long it might take to invest the proceeds of TEI Fund’s offering.

We have revised this disclosure to read as follows:

“TEI Fund will invest the proceeds of the offering period in accordance with investment objective and principal strategies that are the same for TEI Fund, the Offshore Fund and the Master Fund as soon as practicable, which the Manager and the Sub-Adviser (as defined below) expect to generally be within thirty days (subject to the availability of investment opportunities, cash management and other administrative factors) after each quarter-end closing of such offering.”

2)	The summary section should include additional summarized disclosure of the risk factors associated with the investment strategies that may be used by the underlying hedge funds.

We have revised the disclosure in the summary to include the following additional risk factor disclosure:

“Additional risks associated with the strategies that may be used by the Hedge Fund Managers include:

Jim O’Connor, Esq.
September 8, 2011

Fixed-Income Securities.  Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer, and general market liquidity (i.e., market risk).

High-Yield Securities.  High-yield securities are generally not exchange-traded and, as a result, these instruments may trade in a smaller secondary market than exchange-traded bonds.  In addition, it may be more difficult to hedge the risks associated with such investments.  High-yield securities face ongoing uncertainties and exposure to adverse business, financial or economic conditions.

Distressed Securities.  Distressed securities are likely to be particularly risky investments, though they also may offer the potential for correspondingly high returns.  Such Financial Instruments may be considered speculative, and the ability of companies issuing such Financial Instruments to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry, or specific developments within such companies.

Foreign Securities.  Investing in foreign securities involves special risks and considerations not typically associated with investing in U.S. securities.  Foreign securities markets generally are not as developed or efficient or as strictly regulated as securities markets in the United States.  Volatility of prices of foreign securities can at times be greater than volatility of U.S. securities.  Foreign securities are also subject to risks of possible adverse political and economic developments, seizure or nationalization of foreign deposits, or adoption of governmental restrictions that might adversely affect or restrict the payment of principal and interest on foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise.  The value of foreign securities may also be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

Foreign Currency Transactions.  A Hedge Fund may engage in foreign currency transactions for a variety of purposes.  The success of these transactions will depend principally on the Hedge Fund Managers’ ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Concentration Of Investments; Non-Diversified Portfolios.  Hedge Funds may target or concentrate their investments in particular markets, sectors, or industries and may be considered to be non-diversified and invest without limit in a single issuer.  As a result of any such concentration of investments or non-diversified portfolios, the portfolios of such Hedge Funds are subject to greater volatility than if they had non-concentrated and diversified portfolios.

Leverage.  “Leverage” or making purchases on “margin” is speculative and involves certain risks.  Although leverage will increase investment return if a Hedge Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if a Hedge Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds.  The use of leverage will therefore magnify the extent of the changes in the value of the Master Fund’s investment in the Hedge Fund.  In addition, Hedge Funds may not be subject to the same or similar asset coverage requirements that the 1940 Act imposes in connection with borrowing.  Therefore, Hedge Funds may be able to achieve greater levels of indebtedness and, consequently, greater risk due to leveraging or high interest payments, than would be permitted for a registered investment company.

Jim O’Connor, Esq.
September 8, 2011

Short Sales.  Although the gain from short selling is limited by the price at which the Hedge Fund Manager sold the security short, losses from short sales may be unlimited if the price of the security sold short continues to appreciate.    Certain jurisdictions recently have promulgated regulations restricting the use of short sales.  Certain Hedge Fund Managers may employ investment strategies (for example, short-biased equity and convertible arbitrage) which cannot be properly effected without the use of short sales and may be adversely affected by such regulations.

Repurchase Agreements and Reverse Repurchase Agreements.  Entering into repurchase agreements and reverse repurchase agreements involves certain risks.  If the party agreeing to repurchase should default, as a result of bankruptcy or otherwise, the Hedge Fund may seek to sell the securities which it holds, which action could involve costs or delays in addition to a loss on the securities if their value should fall below their repurchase price, in addition, a Hedge Fund’s ability to dispose of the underlying securities may be restricted.

Money Market Instruments.  Money market instruments may be subject to risk, including default risk, depreciation risk and liquidity risk.  Money market funds are not insured or guaranteed by the Federal Deposit Insurance Corporation and may not be guaranteed by the Exchange Stabilization Fund.

Purchasing Initial Public Offerings.  Investing in securities of companies in initial public offerings or shortly thereafter entails special risks including a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history.  These factors may contribute to substantial price volatility for the shares of these companies.

Highly Volatile Markets.  The prices of commodities contracts and all derivative instruments, including futures and options prices, are highly volatile.  Price movements, which may at times be rapid, are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies.

Restructurings.  If Hedge Fund Managers purchase Financial Instruments in anticipation of an acquisition attempt or reorganization or with the intention to influence the management and policies of the issuer of the Financial Instruments, and an acquisition attempt or reorganization does not in fact occur or they are not able to so influence the issuer of the Financial Instruments, those Hedge Fund Managers may sell the Financial Instruments at a material loss.  In most forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (for example, for failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new Financial Instrument the value of which will be less than the purchase price.

Jim O’Connor, Esq.
September 8, 2011

Incorrectly Valued Financial Instruments.  Financial Instruments that a Hedge Fund Manager believes are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame a Hedge Fund Manager anticipates.  As a result, the Master Fund may lose all or substantially all of its investment in any particular instance.

Special Investment Instruments and Techniques, Including Derivative Instruments.  Certain of the special investment instruments and techniques that the Hedge Funds may use, including derivatives, are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.  Derivatives may involve risks different from, or possibly greater than, the risks associated with investing directly in securities or more traditional investments.  A small derivative investment could have a large potential impact on a Hedge Fund’s performance.  Derivatives may be poorly correlated with a Hedge Fund’s other investments, or a Hedge Fund may be unable to liquidate its derivative position because of an illiquid secondary market.  Changes in liquidity may result in significant, rapid, and unpredictable changes in the prices for derivatives.

Forward Contracts.  Forward and “cash” trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable.  The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade, and these markets can experience periods of illiquidity, sometimes of significant duration.  There may be imperfect correlation between a Hedge Fund’s holdings and the forward contracts entered into with respect to those holdings.

Swaps.  The success of swaps investments depend on the ability of a Hedge Fund Manager properly to value and trade swaps in light of interest rates and other applicable factors.  There is also the risk that a swap position may correlate imperfectly with the price of the asset or liability being hedged.  Moreover, the Hedge Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty.

Credit Default Swaps.  Credit default swap agreements may involve greater risks than if the Hedge Fund had invested in the reference obligation directly.  Credit default swap agreements are subject to general market risk, liquidity risk, counterparty risk and credit risk.  Additionally, if the Hedge Fund is a buyer and no credit event occurs, it will lose its investment.  If the Hedge Fund is a seller and a credit event occurs, the value of the reference obligation received by the Hedge Fund, coupled with the periodic payments previously received, may nevertheless be less than the full notional value it pays to the buyer.

When-Issued and Forward Commitment Securities.  There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by a Hedge Fund on a forward basis will not honor its purchase obligation.  If a Hedge Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss.

Jim O’Connor, Esq.
September 8, 2011

Lending Portfolio Securities.  A Hedge Fund might experience loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Hedge Fund.

Restricted and Illiquid Investments.  Hedge Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.  A Hedge Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Hedge Fund may be permitted to sell a security under an effective registration statement.

Mortgage-Backed and Asset-Backed Securities.  In addition to default risk associated with other debt instruments, mortgage-backed and asset-backed securities also involve prepayment risks, interest rate risks and hedging risks.

Subordinated Securities.  Investments in subordinated securities involve greater credit risk of default than the senior classes of the issue or series.  Certain subordinated securities (“first loss securities”) absorb all losses from default before any other class of securities is at risk, particularly if such securities have been issued with little or no credit enhancement or equity.

Sub-Prime Mortgage Market.  Sub-prime mortgage loans generally have higher delinquency and default rates than prime or ordinary course loans.  The cost of financing and servicing a delinquent or defaulted loan is generally higher than for a performing loan.  In addition, because sub-prime mortgage loans frequently have a higher loan-to-value ratio than ordinary course loans, a decrease in the underlying property values increases the probability that a holder of a loan will receive less than the full amount due in the event of a default.

Credit Ratings.  A credit rating may not fully reflect the risks inherent in the relevant security and is not a guarantee of quality.  In determining a credit rating, rating agencies do not evaluate the risks of fluctuations in market value and may fail to make timely changes to credit ratings in response to subsequent events.  In addition, to the extent that a rating agency rates a security at the request of an issuer, the rating agency has a conflict of interest in providing such rating.

Straddles.  In straddle writing, the potential risk of loss is unlimited.  To the extent the price of the underlying security or commodity interest is either above or below the exercise price by more than the combined premium, the writer of a straddle will incur a loss when one of the options is exercised.  If the writer is assigned an exercise on one option position in the straddle and fails to close out the other position, subsequent fluctuations in the price of the underlying security or commodity interest could cause the other option to be exercised as well, causing a loss on both writing positions.

Risk Arbitrage Transactions.  Risk arbitrage transactions entail the risk of loss because a proposed merger, exchange offer, tender offer or other similar transaction may be delayed, appear to be, or actually is, not consummated or transactions may be consummated at a price in excess of that anticipated when the security was optioned or sold short by the Hedge Fund in the risk arbitrage transaction.

Jim O’Connor, Esq.
September 8, 2011

Convertible Arbitrage Investment.  A convertible arbitrage strategy will be sensitive to price changes in the underlying securities markets.  Convertible arbitrage is, in essence, most often a defensive strategy, as it forsakes much or all of the benefit of a rising market in order to be protective in a declining market.  Also, because of its additional yield characteristics, it is necessary for a buyer of convertibles to pay a conversion premium over the underlying equity.  There are circumstances when the conversion premium can erode more quickly than anticipated.  Liquidity of convertibles is not always assured, and there can be periods of temporary market dislocation when prices and arbitrage positions may be distorted.

Counterparty Risk.  Hedge Funds are subject to the risk of the insolvency of their counterparties (such as broker-dealers, futures commission merchants, banks or other financial institutions, exchanges or clearinghouses).  A Hedge Fund’s assets could be lost or impounded during a counterparty’s bankruptcy or insolvency proceedings and a substantial portion or all of the Hedge Fund’s assets may become unavailable to them either permanently or for a matter of years.”

3)	There should be additional disclosure regarding the risks to TEI Fund investors attendant with the underlying hedge funds setting up side pockets.

We have revised the disclosure regarding side pockets set up by underlying hedge funds. The following is the revised disclosure in a blacklined format to show the specific revisions:

“Illiquid investments held by a Hedge Fund may be separately accounted for by such Hedge Fund in “side pockets” and may be valued by the Hedge Fund Manager, in its discretion, at cost, the lower of cost or market, or any other valuation method employed by the Hedge Fund Manager until it is able to dispose of such illiquid investments.  If consistent with the method for valuation of investments described in this Prospectus, TEI Fund and the Master Fund may rely on the valuations provided by the Hedge Fund Manager and to the extent that the actual value of such investments is greater or less than the value provided by the Hedge Fund Manager, the net asset value of a Member’s Units will be less or greater.  Certain Hedge Funds may provide that new investors in such a Hedge Fund will not participate in such illiquid investments.  However, new investors in TEI Fund will participate in the Master Fund’s other illiquid investments in such a Hedge Fund.  In addition, certain Hedge Funds may not permit investors, including the Master Fund, to redeem the portion of their investment in such Hedge Fund that has been designated as a side pocket investment until such investment is disposed of or is determined to have readily ascertainable market value.  As a result, the Board’s ability to offer to repurchase Units and the size of any repurchase offer may also be limited.  Similarly, such investments in illiquid Financial Instruments may impact the Master Fund’s (and in turn TEI Fund’s) ability to satisfy repurchase requests and to reallocate its investments among Hedge Funds.  The Master Fund (and in turn TEI Fund) will have to redeem the portion of its investments from Hedge Funds that have not been allocated to side pockets in order to satisfy repurchase requests.  This will further reduce the Master Fund’s liquid holdings and increase the pro rata share of the Members that have not requested to have their Units repurchased in the side pocket investments of the Hedge Funds.  Furthermore, in the event that a Member desires to have its Units repurchased at a time when a Hedge Fund side pockets or illiquid investments exist in one or more Hedge Funds, the proceeds payable to an investor may not reflect the actual value of such side pocket investments or illiquid investments, and the value received by such Member may be less or more than they would have ~~been~~recevied had the Hedge Fund been able to accurately value such side pocket investments or illiquid investment investments or had the Hedge Fund realized or disposed of ~~the side pocket investment or illiquid investment~~such investments prior to the repurchase.”

Jim O’Connor, Esq.
September 8, 2011

As per our discussion, the revisions described above will be reflected in the Registrant’s 497 filing.

The Registrant acknowledges that:

•	The Registrant is responsible for the accuracy and adequacy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, I would like to thank you for all of your help regarding these filings.

Respectfully submitted,

/s/ Darren J. Edelstein
Darren J. Edelstein

cc via email:	Kurt Hawkesworth, Esq.
Robert S. Schneider, Esq.